

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2021

Shlomo Pilo
Chief Executive Officer
Raphael Pharmaceutical Inc.
4 Lui Paster
Tel Aviv-Jaffa
Israel 6803605

     Re: Raphael Pharmaceutical Inc.
         Amendment No. 2 to Registration Statement on Form 10-12G
         Filed September 23, 2021
         File No. 000-53002

Dear Mr. Pilo:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Assaf Ariely, Esq.